UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
SQUARESPACE, INC.
(Name of Subject Company — Issuer)
Spaceship Group MergerCo, Inc.
a wholly owned subsidiary of
Spaceship Purchaser, Inc.
(Names of Filing Persons — Offerors)
Accel Leaders 3 L.P.
Accel Leaders 3 Entrepreneurs L.P.
Accel Leaders 3 Associates L.P.
Accel Leaders 3 Investors (2020) L.P.
Accel Leaders 3 GP Associates L.L.C.
General Atlantic, L.P.
General Atlantic Partners 100, L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic (SPV) GP, LLC
General Atlantic GenPar, L.P.
General Atlantic (SQRS II), L.P.
Anthony Casalena
Casalena Foundation
Permira Advisers LLC
Permira Management S.à r.l.
Permira Portfolio Management Limited
Permira VIII GP S.à r.l.
Permira VIII Holdco GP S.à r.l.
Surveyorlux SCSp
Spaceship Holdings GP 1, LLC
Spaceship Intermediate 1, LP
Spaceship Holdings GP 2, LLC
Spaceship Parent, LP
Spaceship HoldCo, LLC
Spaceship MidCo, Inc.
Spaceship Intermediate 2, Inc.
Permira VIII - 1 SCSp
Permira VIII - 2 SCSp
Permira VIII AIV LP1 L.P.
Permira VIII AIV LP2 L.P.
Permira VIII CIS SCSp
Permira VIII CIS 2 SCSp
PILI 1 Portfolio SCSp
PILI 2 Portfolio SCSp
PILI 4 Portfolio SCSp

Permira Investment Capital LP
Permira Investment Capital II LP
Permira Investment Capital III LP
(Names of Filing Persons — Other)
Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share
Class C Common Stock, par value $0.0001 per share
(Title of Class of Securities)
85225A107
(CUSIP Number of Class of Securities)
Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons:

Peter Flynn c/o Permira Advisers LLC 320 Park Avenue, 23rd Floor, New York, NY 10022 +44 7887 456 495 Spaceship Purchaser, Inc. Spaceship Group MergerCo, Inc.
Justin Herridge, Principal c/o Permira Advisers LLC 320 Park Avenue, 23rd Floor New York, New York 10022
(212) 386-7480 Permira Advisers LLC Spaceship Holdings GP 1, LLC Spaceship Intermediate 1, LP Spaceship Holdings GP 2, LLC Spaceship Parent, LP Spaceship HoldCo, LLC Spaceship MidCo, Inc. Spaceship Intermediate 2, Inc. Permira VIII AIV LP1 L.P. Permira VIII AIV LP2 L.P. Permira VIII – 1 SCSp Permira VIII – 2 SCSp Permira VIII CIS SCSp Permira VIII CIS 2 SCSp PILI 1 Portfolio SCSp PILI 2 Portfolio SCSp PILI 4 Portfolio SCSp Permira Management S.à r.l. Permira VIII GP S.à r.l. Permira VIII Holdco GP S.à r.l. Surveyorlux SCSp Permira Investment Capital LP Permira Investment Capital II LP Permira Investment Capital III LP Permira Portfolio Management Limited

Accel
500 University Avenue Palo Alto, California 94301
Tel: (650) 614-4800
Accel Leaders 3 L.P. Accel Leaders 3 Entrepreneurs L.P. Accel Leaders 3 Associates L.P. Accel Leaders 3
Investors (2020)
L.P. Accel Leaders 3 GP Associates L.L.C.

Michael Gosk
c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055
Tel: (212) 715-4000 General Atlantic, L.P. General Atlantic Partners 100, L.P. GAP Coinvestments III, LLC GAP Coinvestments IV, LLC GAP Coinvestments V, LLC GAP Coinvestments CDA, L.P. General Atlantic (SPV) GP, LLC General Atlantic GenPar, L.P. General Atlantic (SQRS II), L.P.
Anthony Casalena Casalena Foundation c/o Squarespace, Inc. 225 Varick Street, 12th Floor New York, New York 10014 Tel: (646) 580-3456

Copies to:

Brian Mangino Amber Banks Mariclaire Brewer Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: (212) 906-1200	Brian Mangino Amber Banks Mariclaire Brewer Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: (212) 906-1200	Ben Beerle Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, CA 94111 Tel: (415) 693-2000	Matthew W. Abbott Christopher J. Cummings Ellen N. Ching Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000	Todd Cleary Megan J. Baier Cathrine Riley Tzipori Wilson, Sonsini, Goodrich & Rosati P.C. 1301 Avenue of the Americas New York, NY 10019 Tel: (212) 999-5800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☒	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) to the Tender Offer Statement on Schedule TO (as further amended and supplemented from time to time, this “Schedule TO”) is filed by Spaceship Group MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), and Parent. This Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, consisting of (1) Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), (2) Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) and (3) Class C Common Stock, par value $0.0001 per share (“Class C Common Stock” and the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, collectively, the “Shares”), of Squarespace, Inc., a Delaware corporation (“Squarespace”), at a purchase price of $46.50 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
This Amendment relates to the expiration of the Offer as scheduled one (1) minute after 11:59 p.m., Eastern time, on October 11, 2024. All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Amended and Restated Agreement and Plan of Merger, dated as of September 9, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Squarespace, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Offer to Purchase.
This Amendment is being filed to amend and supplement Items 1 through 9, Item 11, Item 12 and Item 13, as reflected below.
Items 1 through 9, Item 11 and Item 13.
Items 1 through 9, Item 11 and Item 13 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:
The Offer expired as scheduled at one (1) minute after 11:59 p.m., New York City time, on October 11, 2024. The Depositary has indicated that, as of such time, a total of 46,971,451 shares of Class A Common Stock were validly tendered and not validly withdrawn pursuant to the Offer. The Shares validly tendered and not validly withdrawn pursuant to the Offer, together with the Shares constituting Owned Company Shares, satisfy the Minimum Condition. Specifically, (i) 46,971,451 Shares were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which together with the Owned Company Shares represent approximately 97.5% of the aggregate voting power of all issued and outstanding Shares, (ii) 46,015,331 Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which represent approximately 77.7% of the aggregate voting power of all issued and outstanding Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders, (iii) the shares of Class B Common Stock constituting Owned Company Shares represent 100% of the aggregate voting power of all issued and outstanding shares of Class B Common Stock, and (iv) 46,971,451 shares of Class A Common Stock were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which, together with the shares of Class A Common Stock constituting Owned Company Shares represent approximately 84.4% of the aggregate voting power of all issued and outstanding shares of Class A Common Stock, in each case as of the Offer Acceptance Time, but excluding any Shares held in treasury by Squarespace as of the expiration of the Offer or any other Shares acquired by Squarespace prior to the expiration of the Offer (including any Shares acquired in connection with payment of the exercise price for the exercise of Squarespace Stock Options, and Tax withholding in connection with the exercise of Squarespace Stock Options or the settlement of Squarespace PSUs or Squarespace RSUs).
As all conditions to the Offer have been satisfied or waived, on October 14, 2024, Parent irrevocably accepted for payment all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.
As a result of its acceptance of the Shares tendered in the Offer, Parent acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Squarespace pursuant to Section 251(h) of the DGCL.

Accordingly, on October 17, 2024, Parent expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will merge with and into Squarespace, with Squarespace surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for purchase by Parent in the Offer and certain Shares specified in the Merger Agreement (including Rollover Shares and Shares as to which the holder thereof has properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL), will be converted automatically into the right to receive $46.50 in cash, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (which is the same amount per Share to be paid in the Offer).
Following the Merger, all Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.
The press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.
Item 12.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Amended and Restated Offer to Purchase, dated October 1, 2024.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9, IRS Form W-8BEN or IRS Form W-8BEN-E).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, dated September 16, 2024.
(a)(5)(A)*
Joint press release issued by Squarespace, Inc. and Permira, dated September 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Squarespace MergerCo, Inc. with the SEC on September 13, 2024).

(a)(5)(B)	Joint press release issued by Squarespace and Permira, dated October 14, 2024.
(b)*
Second Amended and Restated Commitment Letter, dated as of August 13, 2024, by and among Spaceship Purchase, Inc., Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Ares Capital Management LLC, CPPIB Credit Investments III Inc., CPPIB Credit Revolver Canada Inc., PSP Investments Credit USA LLC, and Dogwood Credit, LP, and Blue Owl Capital Corporation (incorporated by reference to Exhibit (16)(b)(vi) to the Schedule 13E-3/A filed by, amongst others, Squarespace, Inc. with the SEC on August 22, 2024).

(d)(1)*
Amended and Restated Agreement and Plan of Merger, dated as of September 9, 2024, among Squarespace, Inc., Spaceship Purchaser, Inc., and Spaceship Group MergerCo, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

(d)(2)*
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, Inc., Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

(d)(3)*
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

(d)(4)*
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, Inc., Accel Leaders 3 L.P. and affiliated funds and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

Exhibit No.	Description
(d)(5)*
Second Amendment to Equity Commitment Letter, dated as of September 9, 2024, executed by Accel Leaders 4 L.P., for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc.

(d)(6)*
Second Amendment to Equity Commitment Letter, dated as of September 9, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc.

(d)(7)*
Amendment to Fee Funding Arrangement, dated as of September 9, 2024, by and among Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP and Permira Investment Capital III LP, Spaceship Purchaser, Inc., and Squarespace, Inc.

(d)(8)*
Second Amendment to Interim Investors Agreement, dated as of September 9, 2024, by and among Spaceship Intermediate 1, LP, Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation, General Atlantic (SQRS II), L.P., Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P., and Accel Leaders 4 L.P. for itself and as nominee for Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P. and Accel Leaders 4 Investors (2022) L.P.

(d)(9)*	Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc.
(d)(10)*
Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among (i) Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P., (ii) Accel Growth Fund L.P., Accel Growth Fund Strategic Partners L.P. and Accel Growth Fund Investors 2010 L.L.C., (iii) Squarespace, Inc., a Delaware corporation, and (iv) Spaceship Purchaser, Inc.

(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

* Previously Filed.

Item 16.	Exhibits
The following exhibits are filed herewith:

16(b)(i)
Fee Funding Agreement, dated May 13, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc. and Squarespace, Inc. (incorporated by reference to Exhibit 16(b)(i) to the Schedule 13E-3).

16(b)(ii)
Equity Commitment Letter, dated May 13, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc. (incorporated by reference to Exhibit 16(b)(ii) to the Schedule 13E-3).

16(b)(iii)
Equity Commitment Letter, dated May 13, 2024, executed by Accel Leaders 4 L.P., for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc. (incorporated by reference to Exhibit 16(b)(iii) to the Schedule 13E-3).

16(b)(iv)
Commitment Letter, dated May 13, 2024, executed by Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Blue Owl Capital Corporation, Ares Capital Management LLC and accepted and agreed to by Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(b)(iv) to the Schedule 13E-3).

(16)(b)(v)
Amended and Restated Commitment Letter, dated June 3, 2024, executed by Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Blue Owl Capital Corporation, Ares Capital Management LLC, CPPIB Credit Investments III Inc., CPPIB Credit Revolver Canada Inc., PSP Investments Credit USA LLC, Dogwood Credit, LP and accepted and agreed to by Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(b)(v) to the Schedule 13E-3).

(16)(b)(vi)
Second Amended and Restated Commitment Letter, dated August 13, 2024, executed by Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Blue Owl Capital Corporation, Ares Capital Management LLC, CPPIB Credit Investments III Inc., CPPIB Credit Revolver Canada Inc., PSP Investments Credit USA LLC, Dogwood Credit, LP and accepted and agreed to by Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(b)(vi) to the Schedule 13E-3).

16(b)(vii)
First Amendment to Equity Commitment Letter, dated August 28, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Squarespace, Inc., Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate 2, Inc. (incorporated by reference to Exhibit 16(b)(vii) to the Schedule 13E-3/A filed by the 13E-3 Filing Parties on August 30, 2024 (the “Fourth Amended Schedule 13E-3”).

16(b)(viii)
First Amendment to Equity Commitment Letter, dated August 28, 2024, executed by Accel Leaders 4 L.P., for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. and accepted and agreed to by Squarespace, Inc., Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC., Spaceship Intermediate 2, Inc., Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP and Permira Investment Capital III LP (incorporated by reference to Exhibit 16(b)(viii) to the Fourth Amended Schedule 13E-3).

16(c)(ix)	Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024 (incorporated by reference to Exhibit 16(c)(ix) to the Schedule 13E-3).
16(c)(x)	Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024 (incorporated by reference to Exhibit 16(c)(x) to the Schedule 13E-3).
16(d)(i)	Agreement and Plan of Merger, dated as of May 13, 2024, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 16(d)(i) to the Schedule 13E-3).
16(d)(ii)
Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., Accel Leaders 3 L.P. and affiliated funds, and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(ii) to the Schedule 13E-3).

16(d)(iii)
Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(iii) to the Schedule 13E-3).

16(d)(iv)
Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(iv) to the Schedule 13E-3).

16(d)(v)
Interim Investors Agreement, dated as of May 13, 2024, by and among Spaceship Intermediate 1, LP, Spaceship Holdings GP 2, LLC, Spaceship Holdings MLP 1, LLC, Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation, General Atlantic (SQRS II), L.P.; Accel Leaders 3 L.P. and affiliated funds, Accel Leaders 4 L.P. and affiliated funds (incorporated by reference to Exhibit 16(d)(v) to the Schedule 13E-3).

16(d)(vi)
First Amendment to Support Agreement, dated as of August 28, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(vi) to the Fourth Amended Schedule 13E-3).

16(d)(vii)
First Amendment to the Support Agreement, dated as of August 28, 2024, by and among Squarespace, Inc., Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(vii) to the Fourth Amended Schedule 13E-3).

16(d)(viii)
Amendment to Interim Investors Agreement, dated as of August 28, 2024, by and among Spaceship Intermediate 1, LP, Spaceship Holdings GP 2, LLC, Spaceship Holdings MLP 1, LLC, Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation, General Atlantic (SQRS II), L.P., Accel Leaders 4 L.P., for itself and as nominee for Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. (incorporated by reference to Exhibit 16(d)(viii) to the Fourth Amended Schedule 13E-3).

16(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit 16(f) to the Schedule 13E-3).
107	Filing Fee Table (incorporated by reference to Exhibit 107 to the Schedule 13E-3).

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

SPACESHIP PURCHASER, INC.

By:	/s/ Peter Flynn
Name: Peter Flynn
Title: Chief Executive Officer and President

SPACESHIP GROUP MERGERCO, INC.

By:	/s/ Peter Flynn
Name: Peter Flynn
Title: Chief Executive Officer and President

Date: October 15, 2024

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2024

ACCEL LEADERS 3 L.P.

By:	Accel Leaders 3 Associates L.P.
Its:	General Partner
By:	Accel Leaders 3 GP Associates L.L.C.
Its:	General Partner

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Attorney in Fact

ACCEL LEADERS 3 ENTREPRENEURS L.P.

By:	Accel Leaders 3 Associates L.P.
Its:	General Partner
By:	Accel Leaders 3 GP Associates L.L.C.
Its:	General Partner

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Attorney in Fact

ACCEL LEADERS 3 INVESTORS (2020) L.P.

By:	Accel Leaders 3 GP Associates L.L.C.
Its:	General Partner

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Attorney in Fact

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (SQRS II), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2024

ANTHONY CASALENA

By:	/s/ Anthony Casalena
Name: Anthony Casalena

CASALENA FOUNDATION

By:	/s/ Anthony Casalena
Name: Anthony Casalena
Title: President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2024

PERMIRA ADVISERS LLC

By:	/s/ Justin Herridge
Name:	Justin Herridge
Title:	Principal

PERMIRA VIII - 1 SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII - 2 SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII AIV LP1 L.P.
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII AIV LP2 L.P.
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII CIS SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII CIS 2 SCSP
by its general partner
PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 1 PORTFOLIO SCSP
by its general partner
PILI 1 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 2 PORTFOLIO SCSP
by its general partner
PILI 2 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 4 PORTFOLIO SCSP
by its general partner
PILI 4 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA INVESTMENT CAPITAL LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

PERMIRA INVESTMENT CAPITAL II LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

PERMIRA INVESTMENT CAPITAL III LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

SURVEYORLUX SCSP

By: Permira VIII Holdco GP S.à r.l., its managing general partner

By:	/s/ Eddy Perrier
Name:	Eddy Perrier
Title:	Manager

PERMIRA MANAGEMENT S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Manager

PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA VIII HOLDCO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

SPACESHIP HOLDINGS GP 1, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP INTERMEDIATE 1, LP

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP HOLDINGS GP 2, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP PARENT, LP

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP HOLDCO, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP MIDCO, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP INTERMEDIATE 2, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President